UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 4, 2026

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

996 Greenwood Ave NE

Atlanta, GA 30306

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC
Landa App 2 LLC - 1625 W MCFARLAND AVENUE GASTONIA NC LLC	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC
Landa App 2 LLC - 200 15TH COURT NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC	Landa App 2 LLC - 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC
Landa App 2 LLC - 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 4037 STONE DRIVE BESSEMER AL LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC
Landa App 2 LLC - 4601 SYLVANER LANE BIRMINGHAM AL LLC	Landa App 2 LLC - 503 8TH STREET SOUTH BESSEMER AL LLC
Landa App 2 LLC - 503 EAST ROBINSON STREET DALLAS NC LLC	Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC
Landa App 2 LLC - 7817 3Rd Avenue South Birmingham Al LLC	Landa App 2 LLC - 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
Landa App 2 LLC - 913 2ND STREET KINGS MOUNTAIN NC LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item. 1 Fundamental Changes

Dissolution of a Certain Series

As described under Item 9 below, the Series completed the sale of its sole asset, Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC no longer has any active operations or assets. Accordingly, the Manager has approved the dissolution of this Series in accordance with the Series's Operating Agreement. The dissolution of the Series will be effective upon the final distribution of the sale proceeds to its investors, at which point all outstanding membership interest units of the Series will be cancelled. This dissolution will not affect any other series of Landa App 2 LLC.

Item 9. Other Events

Sale of Property Held by Series of Landa App LLC

On January 16, 2026, Landa Holdings, Inc., as manager (the “Manager”) of Landa App 2 LLC – 303 Kellys Walk Locust Grove GA LLC (the “Series”), completed the sale of the property located at 303 Kelly's Walk Locust Grove, Georgia 30248. The sale was conducted pursuant to a Purchase and Sale Agreement (“PSA”) executed on December 16, 2026 between the Series and the buyer.

The proceeds from the sale will be used first to pay liabilities and expenses, and then distributed to the series LLC members.

Series	Address	Sale Price	Liabilities and Expenses	Distributed to Investors	Distribution per Share
Landa App 2 LLC – 303 Kellys Walk Locust Grove GA LLC	303 Kellys Walk Locust Grove Georgia, 30248	$212,000	$181,215.21	$30,885.67	$3.04

SPECIAL NOTE REGARDING FORWARD–LOOKING STATEMENTS

The information contained in this report may contain certain forward–looking statements that are subject to various risks and uncertainties. Forward–looking statements are generally identifiable by use of forward–looking terminology such as “may”,“will”,“should”,“potential”,“intend”,“expect”,“outlook”,“seek”,“anticipate”,“estimate”,“approximately”,“believe”,“could”,“project”,“predict”or other similar words or expressions. Forward–looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward–looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward–looking statements. You are cautioned not to place undue reliance on any of these forward–looking statements.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Landa App 2 LLC – 303 Kellys Walk Locust Grove GA LLC - HUD

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2026	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President